Contact

www.linkedin.com/in/lucastkeller (LinkedIn)

Top Skills

Software as a Service (SaaS)
Start-ups
New Business Development

Languages

Spanish (Professional Working)
English (Native or Bilingual)

Certifications

X-Core: 6 Month Leadership Development Program

Luke Keller

Empowering artists with reliable income and royalties powered by the blockchain

Atlanta Metropolitan Area

Summary

Serial Social Entrepreneur leveraging technology to solve complex issues related to refugee resettlement, employment, and the arts.

Experience

Kicky Art

Founder, CEO

March 2022 - Present (5 months)

Atlanta Metropolitan Area

Tekton Career Training

8 years 5 months

Co-founder

March 2014 - Present (8 years 5 months)

Clarkston, Georgia, United States

Executive Director

January 2022 - Present (7 months)

Clarkston, GA

Tekton Career Training is a 501c3 non-profit that provides job training, leadership development, mentorship, and job placement to refugees.

Responsible for managing program director; trainers (welding, pipe-fitting, carpentry, masonry, and electrical); and mentors. Developed partnerships and employment pipelines for graduates. Fundraised for annual budget.

Zenput

Enterprise Account Executive

August 2021 - March 2022 (8 months)

Atlanta, Georgia, United States

Restaurants, c-store, and grocery operators use Zenput's operations execution platform to roll-out and drive compliance with all of their core operating

procedures and key initiatives. Used in 40K+ locations across 35+ countries, Zenput is how brands such as Chipotle, Domino's, 7-Eleven and Five Guys deliver great customer experiences in every store.

Samsara
Senior Account Executive
April 2020 - August 2021 (1 year 5 months)
Atlanta Metropolitan Area

Amplio Recruiting
Partner and President
January 2017 - April 2020 (3 years 4 months)
Greater Atlanta Area

Amplio Recruiting connects great companies with the dependable refugee workforce. To date, we have staffed over 2,000 refugees into living wage jobs.

Responsible for launching new markets, establishing new accounts, and leading daily operations of the business (sales, client care, recruiting, culture).

Accomplishments include: grew company from $300k to $5 mil+ in revenue, expanded portfolio of industries served, grew offices from 1 to 5 cities, and launched an on-demand SaaS staffing app for the hospitality industry.

Lauren Engineers & Constructors
4 years

Business Development
January 2016 - December 2016 (1 year)
Greater Atlanta Area

Lauren is an international contractor specializing in Design-Build services, including Engineering, Procurement, Construction, Project Management, and Fabrication, serving the following industries: alternative energy, power generation, oil & gas, refining, mining/metals, chemicals, and polymers.

Responsible for prospecting and networking clients in Central, South America, and the Southeastern US.

Outreach Liaison
January 2013 - December 2015 (3 years)
Greater Atlanta Area

Directed company outreach and culture development.

Accomplishments include: creation and implementation of corporate social responsibility plan; creation of NPO, Tekton Career Training, to provide construction and leadership training for refugees; and led mission and disaster relief trips across the world.

LookNew Concrete Curb Appeal
General Manager
January 2011 - December 2012 (2 years)
Birmingham, Alabama Area

LookNew simply standardizes the pressure washing industry by creating the opportunity to “pressure wash with color," fast becoming the “go to” company for high-end residential and commercial jobs.

Responsible for launching LookNew Birmingham. This included prospecting, cold calling, marketing, recruiting, scheduling, managing all subcontractors, and invoicing.

Education

Samford University
Bachelor of Arts (B.A.), Entrepreneurship/Entrepreneurial Studies · (2008 - 2012)